October 18, 2011

Via EDGAR and by E-Mail
Mr. Stephen Krikorian Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States of America

RE:	China Digital TV Holding Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2010
Filed on May 12, 2011
File No. 001-33692

Dear Mr. Krikorian:

This is in response to the comment letter, dated September 20, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to the annual report on Form 20-F of China Digital TV Holding Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”), which was filed with the Commission on May 12, 2011.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly.  The Company’s responses to the comments are set forth below.  The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2010 Form 20-F.  The Company is submitting a copy of this letter as “correspondence” via EDGAR.

Mr. Stephen Krikorian	2

Form 20-F for the Fiscal Year Ended December 31, 2010

Operating and Financial Review and Prospects

Results of Operations, page 56

1.
Tell us what consideration you gave to discussing the material changes in income tax expense for each of the periods presented. See Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835, Interpretive Release Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company respectfully advises the Staff that it has considered the disclosure requirements under Item 303(a)(3) of Regulation S-K and Section III.D. of SEC Release No. 33-6835 Interpretive Release Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations in determining how to discuss the material changes in income tax expense for each of the period presented.

The Company’s income tax expense increased from US$1.3 million in 2009 to US$10.3 million in 2010. The change was due to the significant increases in the Company’s net revenues, pre-tax income and accrued withholding tax imposed on dividends declared by the Company’s wholly-owned subsidiary in China and changes in the applicable tax rate. The increases in net revenues of 59.3% and in pre-tax income of 65.1% from 2009 to 2010 have been disclosed under “Item 5.A. Operating Results—Results of Operations” on pages 58 and 59 of the 2010 20-F. The withholding tax of US$5.4 million on dividends distributed by the Company’s wholly-owned subsidiary to its immediate holding company outside China has been separately disclosed in the Consolidated Statements of Cash Flows on page F-5 as well as under “Note 17. Income Taxes” on page F-42. The changes in the applicable tax rate have been disclosed under “Item 5.A. Operating Results—Taxes and Incentives” on pages 54 and 55 in the 2010 Form 20-F.

The Company’s income tax expense decreased from US$3.2 million in 2008 to US$1.3 million in 2009. The change was due to the significant decreases in the Company’s net revenues, and pre-tax income.  The decreases in net revenues of 22.2% and in pre-tax income of 42.7% from 2008 to 2009 have been disclosed under “Item 5.A. Operating Results—Results of Operations” on pages 60 and 61 of the 2010 20-F.

Notwithstanding the foregoing, the Company will include in its annual report on Form 20-F for the fiscal year ending December 31, 2011 specific discussions of factors contributing to the change in income tax expense from 2009 to 2010 in the period to period comparison for investors’ greater ease of understanding.  In addition, in each of the Company’s future annual reports on Form 20-F, the Company will continue to follow the aforementioned SEC rules and regulations to ensure that the management’s discussion and analysis focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition including material changes of income tax expense. Where the consolidated financial statements reveal material changes from year to year in one or more line items, the Company will describe the causes of the changes to the extent necessary to an understanding of the Company’s businesses as a whole.

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Controls and Procedures, page 91

2.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

•	How do you evaluate and assess internal control over financial reporting?

o
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

The Company respectfully advises the Staff that the Company is headquartered in Beijing, China, and currently has offices in the cities of Dongguan and Foshan in Guangdong province of China, which are used by Dongguan SuperTV and Guangdong R&D, both of which are subsidiaries of the Company’s operating entity, for minimal business activities. All other entities of the Company have no separate physical locations from the headquarters. The financial reporting and accounting functions of all entities are centrally handled at the Company’s headquarters in Beijing, except for Guangdong R&D. Guangdong R&D does not have active business operations and the expenses incurred by, and the book value of the assets and liabilities of, Guangdong R&D represented less than 0.2% of the corresponding items on the consolidated financial statements of the Company for the fiscal year ended, and as of, December 31, 2010. At the end of each month, the accountant of Guangdong R&D sends its financial statements to the Company’s finance department in Beijing, and the accounting supervisor at the finance department reviews such financial statements and verifies the financial information against the supporting accounting records, including bank statements and invoices of expenses incurred as needed. Dongguan SuperTV also only has minimal business activities and its accounting records are mailed to the Company’s finance department in Beijing, and the accountants at the finance department keep the books and records and prepare the financial statements of Dongguan SuperTV.

The Company respectfully advises the Staff that the Company has established and maintained its internal control over financial reporting according to the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, which includes five key components: control environment, risk assessment, control activities, information and communication, and monitoring.  The Company’s internal control over financial reporting utilizes a process that is designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements in accordance with U.S. GAAP.  These controls include policies and procedures relating to both entity-wide processes and activities and controls over detailed processes.

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Control Environment:

On the entity-wide control, the Company has established the “tone at the top” by demonstrating a commitment to character, integrity and high ethical values through its attitudes and actions. The Company adopted a Code of Business Conduct and Ethics in 2007 for all employees regarding acceptable business practices, conflicts of interest, and expected standards of ethical behavior, which was approved by the board of directors. A copy of the Code of Business Conducts and Ethics is posted on the Company’s corporate website at http://ir.chinadtv.cn.  Each year, all employees of the Company are required to sign an acknowledgement indicating that they have read, and understand, the Code of Business Conduct and Ethics. As part of the Company’s orientation program for new employees, all new employees are required to sign a similar acknowledgement. The signed acknowledgement is retained in the employee’s file maintained by the Company’s human resources department.  Moreover, an actively involved audit committee of the Company understands and exercises oversight responsibility over financial reporting and the internal control over financial reporting process. The audit committee meets at least once each quarter, and audit committee meetings are held in advance of each quarterly earnings release, as well as the filing of the annual report on Form 20-F with the Commission, to: (i) discuss the Company’s business developments; (ii) evaluate the Company’s internal control over financial reporting based on the periodic reports prepared by the Company’s internal audit department; and (iii) review the relevant earnings release or annual report.

In addition, for antifraud purposes, the Company has also established whistle blowing procedures, which include a hotline and an email account monitored by the compliance staff of the Company for receiving any complaints regarding potential fraudulent activities.  The compliance staff immediately reports to the internal audit manager about any complaints noted. The internal audit manager then reports to the audit committee and is responsible for monitoring potential fraudulent activities and evaluating and resolving such complaints.

Risk Assessment:

Risks relevant to the financial reporting objectives of the Company include risks of material misstatement in significant accounts and related potential errors in the Company’s financial statements or other public disclosures. The management of the Company is in charge of specifying the financial reporting objectives with sufficient clarity and criteria to enable the identification of risks for reliable financial reporting. Financial reporting objectives include preparing financial statements for external purposes that are fairly presented in conformity with U.S. GAAP. The Company has policies and procedures in place to ensure timely and proper identification of business risks and the risks relating to financial statements and disclosures, as well as to internal control over financial reporting. Regular executive staff meetings are held to discuss among other things, current developments, sales, new opportunities, market competitions, industry trends, new laws and regulations relating to the Company’s business, significant transactions and risks. These meetings generally occur on a weekly basis and include the Company’s Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”), President and Chief Marketing Officer (the “President and CMO”), Chief Administration Officer (the “CAO”) and Dr. Zengxiang Lu, a director of the Company. In addition, the Company’s senior management team discusses risk evaluation matters at least annually, or more frequently if an event has occurred or circumstance has changed that may indicate new risk factors. Discussion results are summarized and analyzed by the internal audit department, which then distributes the report to the Company’s board of directors for their attention. In addition, industrial risks or business risks are discussed during board meetings or communicated among board members and senior management, to the extent necessary.

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Control Activities:

Due to the fact that the Company’s business operations are highly centralized at its headquarters in Beijing, all the business cycle control procedures are consistently applied to all consolidated entities of the Company, including all subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries, to ensure unity and integrity of such operations. The Company has ten cycles of control procedures to cover all business activities, which are: (1) financial closing and reporting process; (2) expenditure; (3) fixed assets; (4) cost of sales and inventory; (5) payroll and personnel; (6) sales and accounts receivable; (7) treasury; (8) tax; (9) share-based compensation and (10) investment. All entity level controls, process level controls as well as general computer controls relating to internal control over financial reporting are incurred at the Company’s headquarters, except for Guangdong R&D. The same financial team at the Company’s headquarters is also responsible for the financial reporting of all entities other than Guangdong R&D. For financial reporting purposes, management of the Company identifies risks relevant to the preparation of financial statements in accordance with U.S. GAAP, analyzes them and decides upon actions to manage such risks. Appropriate segregation of duties is achieved in the Company’s finance department. Accounting work includes booking, account settling and financial statements generation, all of which are reviewed and double-checked by relevant senior staff at the Company’s headquarters. The finance department at the Company’s headquarters completes the work of closing accounts within ten business days after the end of each month by using the unified financial closing checklist, which is applied to all of the Company’s entities, to ensure that all required procedures for financial closing are implemented at the financial closing stage. The financial reporting manager (“Financial Reporting Manager”) of the Company completes the SEC disclosure checklists, which are reviewed by the financial controller (“Financial Controller”) and the CFO, before the issuance of annual financial statements.

The quarterly and annual financial statements are reviewed by the audit committee and the board of directors of the Company prior to the public release of the quarterly earnings results and the filing of annual reports on Form 20-F with the Commission.

Information and Communication:

A wide range of information with respect to the preparation of reliable financial statements is available and effective communications are in place to ensure that relevant information is identified, captured, processed and communicated by the Company’s information systems to the appropriate individuals on a timely fashion. Different entities and departments of the Company may communicate freely and timely under the existing information systems. The Company performs information technology controls, which mainly relate to three areas: change management, access management and computer operations. Information is gathered from and disseminated to the appropriate people on a timely basis through regular executive staff meetings. The management of the Company has responded adequately to the risks arising from information technology by establishing and following general computer controls, application controls, as well as detailed process controls.

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Monitoring:

The management of the Company monitors the internal control system to assess the effectiveness of the Company’s internal control performance. In particular, the management assesses the design and operation of controls on an annual basis and takes necessary corrective actions for changes in conditions. The management accomplishes monitoring of controls through ongoing activities, separate evaluations, or a combination of the two. The Company maintains a control approval matrix and a signature checklist to ensure that all of the approvals are authorized and in accordance with the Company’s policies. In addition, the internal audit department raises questions to different departments for any deficiencies noted in internal control. Proper feedback is provided and corrective actions are taken based on the decisions of the Company’s executives with proper authority. The scope and frequency of separate evaluations of the Company’s internal control may be modified depending on the outcome of the assessment of risks and the effectiveness of ongoing monitoring procedures.

Evaluation and Assessment of Internal Control over Financial Reporting:

The Company’s management has adopted a top-down risk assessment (“TDRA”) framework to determine the scope and evidence required to support its testing of the Company’s internal controls under Section 404 of Sarbanes-Oxley Act of 2002 (“SOX 404”).

The internal audit department of the Company follows the TDRA hierarchical framework that involves applying specific risk factors to determine the scope and evidence required in the assessment of internal control. At each step, the internal audit team uses qualitative or quantitative risk factors to determine the scope of the SOX 404 assessment and determine the evidence required. Key steps include:

  1.   Identifying significant financial reporting elements (financial statement line items and relating disclosures);

  2.   Identifying material financial statement risks within these accounts or disclosures;

  3.   Determining which entity-level controls would address these risks with sufficient precision;

  4.   Determining which process-level controls would address these risks in the absence of precise entity-level controls; and

  5.   Determining the nature, extent and timing of evidence gathered to complete the assessment of in-scope controls.

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o	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company has set up its internal audit department, which consists of one internal audit manager (“Internal Audit Manager”), one senior staff member and two staff members. The Internal Audit Manager reports directly to the audit committee. The Internal Audit Manager has access to all senior management including the CEO, the CFO, the President and CMO and the CAO. The internal audit department possesses and retains full, free and unrestricted access to all company activities, information, records, personnel and physical properties relevant to the performance of audits and investigations of fraud, potential fraud or other risks assessments.

The Company’s management team utilizes the work performed by the internal audit department to assess the effectiveness of the Company’s internal control over financial reporting. The internal audit department distributes the audit plan to all departments early in the year after the annual kickoff of SOX 404 testing and sends out detailed work plans on a quarterly basis, takes into account of the risk assessment conducted by the management of the Company and performs testing of the internal control over financial reporting in order to assess the effectiveness of the design and implementation of the internal control over the financial reporting process.

The internal audit department applies TDRA to arrive at the scope of controls tested. In addition, the sufficiency of evidence required (i.e., the timing, nature and extent of control testing) is based upon the internal auditors’ professional judgment.

The internal audit department communicates with the management of the Company on any identified deficiency, and retests the remediation controls implemented by the management team, if applicable. Historically, no material weakness or significant control deficiencies have been identified. Any deficiencies and the relevant responses of the management are reported to the audit committee. With an independent internal audit function, all five key components under the COSO framework of the internal control over financial reporting are effectively monitored and implemented across the Company.

•	How do you maintain your books and records and prepare your financial statements?

o
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

o
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

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The Company respectfully advises the Staff that, as a company listed on the New York Stock Exchange (“NYSE”), the Company maintains its books and records in accordance with U.S. GAAP for financial reporting purposes, even though the Company conducts substantially all of its operations outside of the United States.

The Company has established the following controls, which helps ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

1.   Based on the nature of its business, the Company has set its accounting policies under U.S. GAAP for the purpose of preparing its consolidated financial statements in accordance with U.S. GAAP.

2.   The Company has formulated an accounting manual in accordance with U.S. GAAP, which sets forth guidance on the application of these accounting policies for day-to-day business transactions, covering, among other things, revenue recognition, consolidation of VIEs, acquired intangible assets, asset impairment, share-based compensation and net income (loss) per share. These major accounting policies under U.S. GAAP are reviewed on a regular basis by the Company’s financial reporting team, and are updated on an “as needed” basis. The Company’s financial reporting team includes the CFO, the Financial Controller, Financial Reporting Manager, accounting manager (“Accounting Manager”), accounting supervisors and accounting staff.

3.   Following the accounting policies and accounting manual under U.S. GAAP, the accountants of the Company’s finance department prepare accounting entries for transactions they are responsible for. The accounting supervisors then review the journal vouchers and conduct a quality control review on the appropriateness of the accounting treatments.

4.   In addition to the controls available to the Company to ensure proper accounting treatment under U.S. GAAP for routine business transactions, the Company has established controls to ensure that it properly accounts for new business transactions as its business expands.  Once the Financial Controller becomes aware of any new business arrangements that could result in complex accounting treatment, she will, based on her knowledge of U.S. GAAP, report to the CFO and ask the Financial Reporting Manager to conduct accounting research under U.S. GAAP for such business arrangement. The Financial Reporting Manager will conduct the accounting research under U.S. GAAP, and report to the Financial Controller for her review.

With the controls that the Company maintains, the resources the Company has and the U.S. GAAP knowledge the Company’s core U.S. GAAP reporting and review team possesses, the Company believes that the activities it conducts and the transactions it consummates are appropriately recorded in accordance with U.S. GAAP.

•	What is the background of the people involved in your financial reporting?

o
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

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▪	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

▪	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

▪	the nature of his or her contractual or other relationship to you;

▪	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

▪
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The Company respectfully advises the Staff that the Company has built a competent accounting and finance team that is involved in its financial reporting. Each of its senior financial personnel has at least a bachelor’s degree and relevant experience in financial reporting. The CFO, supported by the Financial Controller, leads the Company’s accounting and financial function and is responsible for the quality of the Company’s consolidated financial statements prepared under U.S. GAAP and the effectiveness of the Company’s internal control over financial reporting. The structure of the Company’s accounting and finance team, as well as the respective roles and titles, education background, ongoing training, professional designation and experiences of the team members, are described below:

•	CFO

•	Financial Controller

•	Financial Reporting Manager

•	Accounting Manager

•	Internal Audit Manager

•	New Financial Reporting Manager hired in October 2011

To ensure that the Company’s accounting and finance team stay abreast of the latest developments in U.S. GAAP and the SEC rules and regulations, the Company has established the following framework for its accounting personnel to receive updated knowledge on U.S. GAAP and the SEC rules and regulations:

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•
The Company’s CFO, the Financial Controller, the Financial Reporting Manager and the Internal Audit Manager participate in the U.S. GAAP and SEC rules and regulations update trainings provided by one of the “Big Four” public accounting firms in China (the “Big Four Update Training”) from time to time, typically on a quarterly basis. This training program is the primary channel for the Company’s core accounting professionals to receive updates on developments in U.S. GAAP and SEC rules and regulations. Moreover, members of the financial reporting team also participate in the training programs, such as comparison of U.S. GAAP and International Financial Reporting Standards (“IFRS”) and transfer pricing, provided by Shanghai University of Finance and Economics, a leading university in China in the education of accounting, finance and economics.

•
After participating in the external trainings, the Financial Controller will provide the training materials from such external trainings to the Company’s internal financial personnel and answer their questions.

•	The Company from time to time invites third parties, such as managers or senior managers in “Big Four” public accounting firms, to provide U.S. GAAP training to its finance department.

•
In addition to external training, the Company also subscribes to the “accounting research manager” from CCH China, which is an accounting research tool designed by CCH that is used to conduct accounting research on U.S. GAAP, IFRS and SEC rules and regulations. The members of the finance department use this research tool to conduct accounting research for accounting issues and reach a management view on the appropriate accounting treatment for these issues.

1. CFO

Responsibilities:

The CFO’s responsibilities are to: (i) supervise the accounting and finance teams of the Company, (ii) review the Company’s financial statements to ensure that transactions are recorded in accordance with the Company’s accounting manual and accounting policies and (iii) take ultimate responsibility over financial reporting and the effectiveness of the Company’s internal control over financial reporting.

Education and ongoing training:

Bachelor’s degree in accounting from the Central University of Finance and Economics in China and master’s degree in business administration (“MBA”) from Renmin University in China. From time to time, the CFO participates in the Big Four Update Training. The CFO also maintains his knowledge on U.S. GAAP and SEC financial reporting rules and regulations through professional reading of accounting updates and studying of new accounting issues using the "accounting research manager" from CCH China.

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Professional designation:

Member of the Chinese Institute of Certified Public Accountants (“CICPA”).

Professional experience:

The CFO has been acting in his current capacity since November 2010 and was the acting CFO of the Company from July to November 2010.  Prior to that time, he was the general manager of the Company’s new business unit and was responsible for developing value-added services from 2006 to 2010.  From 1998 to 2006, he was the head of the finance team at Novel-Tongfang Information Engineering Co., Ltd., the predecessor of the VIE of the Company.  From 1994 to 1998, the CFO was an accountant at China National Technical Import & Export Corporation, a state-owned foreign trade corporation in China.

The CFO has sound understanding of the Company’s history and business, has extensive experience in financial management, budget management and business development, and has strong leadership skills developed from his past managerial roles in the Company. He has been involved in the review and approval of the Company’s financial statements prepared under U.S. GAAP since July 2010.

Former CFO:

The Company’s former chief financial officer had served in that position from November 2006 to June 2010. Prior to joining the Company, he served as the assistant vice president of CDH Venture Partners, a leading PRC private equity fund, from 2005 to 2006. He was a strategic program manager from 2004 to 2005 and a senior financial analyst from 2003 to 2004 at Intel (China) Ltd. The former chief financial officer holds bachelor’s degrees in economics and English from Tsinghua University in China and an MBA from the Harvard Business School.

During the former chief financial officer's period of service with the Company, he demonstrated his professional knowledge and skills in finance and accounting, successfully led the Company to its initial public offering in 2007, fulfilled his responsibilities in overseeing the Company’s financial reporting under U.S. GAAP and set up a complete set of accounting policies, finance management and internal control systems.

2. Financial Controller

Responsibilities:

The Financial Controller’s responsibilities are to: (i) assist the CFO in accounting and financial reporting matters, (ii) lead the preparation of financial statements and financial disclosures under U.S. GAAP and related SEC rules and regulations, (iii) review financial statements and financial disclosures prepared in accordance with U.S. GAAP and related SEC rules and regulations, (iv) participate in management meetings for the purpose of identifying potential accounting issues and (v) report to the audit committee on accounting and financial reporting related matters.

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Education and ongoing training:

Bachelor’s degree in accounting from Central University of Finance and Economics in China.  The Financial Controller regularly participates in the Big Four Update Training.

Professional designation:

Member of the CICPA.  The Financial Controller has passed one of the two  requisite exams for the Certified Management Accountant certification and participated in the other one in October 2011 (pending announcement of the exam results).

Professional experience:

The Financial Controller has been acting in her current capacity since February 2011.  From September 2010 to February 2011, she was the investment manager of the Company.  Prior to joining the Company, the Financial Controller had five years of audit experience at one of the “Big Four” public accounting firms in China initially as an audit associate and subsequently as a senior audit associate, and one year of internal audit experience at an NYSE-listed company. During her employment with the “Big Four” public accounting firm, she was involved in assurance engagements of U.S.-listed companies, such as Huaneng Power International Inc., including performing audit procedures pursuant to the Public Company Accounting Oversight Board auditing standards and in light of SEC financial reporting rules and regulations. She also received training of approximately 60 hours in U.S. GAAP, SEC reporting requirements and SOX 404 compliance during that period. In addition, in her capacity as the internal audit manager of the NYSE-listed company, the Financial Controller was involved in compliance attestation services relating to SOX 404 compliance, and acquired extensive knowledge on internal control. The Financial Controller’s knowledge in accounting and reporting, professional qualification and experience have provided her with sufficient knowledge in U.S. GAAP and SEC rules and regulations.

Former Financial Controller:

The Company’s former financial controller, who served in that position from May 2008 to February 2011, is a U.S. CPA license holder and has a master’s degree in accounting from the McCombs Business School of University of Texas at Austin, and an MBA from Texas Christian University in the United States. Prior to joining the Company, she had worked for two years as the financial reporting manager of a Nasdaq-listed company with financial statements prepared in accordance with U.S. GAAP, and also worked for two years as the IFRS reporting manger at a subsidiary of a Nasdaq-listed company in Singapore. The former financial controller had solid knowledge and experience in U.S. GAAP, SEC rules and regulations as well as internal control over financial reporting, and contributed to the formulation and updates of the Company’s U.S. GAAP accounting manual, and the policies and procedures of financial closing and reporting.  She was deeply involved in the Company’s financial management and financial reporting for the fiscal year of 2010.

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3. Financial Reporting Manager

Responsibilities:

The responsibilities of Financial Reporting Manager are to: (i) conduct research on accounting issues under U.S. GAAP; (ii) work together with the Accounting Manager in the preparation of the Company’s consolidated financial statements and financial disclosures under U.S. GAAP and related SEC rules and regulations; (iii) review financial statements and financial disclosures prepared in accordance with U.S. GAAP and related SEC rules and regulations before they are reviewed by the Financial Controller and the CFO; (iv) provide U.S. GAAP training to the Company’s accounting and finance staff; and (v) conduct accounting research and preparation of accounting treatment memoranda relating to new or complex transactions or new U.S. GAAP guidance.

Education and ongoing training:

Bachelor’s degree in accounting from Zhongnan University of Economics and Law in China. The Financial Reporting Manager regularly participates in the Big Four Update Training.

Professional designation:

Member of the CICPA.  The Financial Reporting Manager is in the process of obtaining the Association of Chartered Certified Accountants (“ACCA”) certification and has passed ten out of 14 requisite exams for this certification.

Professional experience:

The Financial Reporting Manager has been acting in her current capacity since March 2011.  Prior to joining the Company, she had been a senior accountant in the financial reporting team of Sohu.com Inc., a Nasdaq-listed company, for more than four years, and had worked as an auditor for four years at a top local accounting firm in China.  During her employment with Sohu.com Inc., she was involved in the preparation of financial statements under the U.S. GAAP, research on U.S. GAAP accounting issues, preparation of U.S. GAAP accounting memoranda and provision of U.S. GAAP training to the Company’s accounting staff. When she worked as an auditor, she was involved in the assurance engagements of large state-owned enterprises in China and publicly-listed companies in China. During that period, she also spent approximately 50 hours on external training in U.S. GAAP and SEC rules and regulations.

4. Accounting Manager

Responsibilities:

The Accounting Manager is in charge of the day-to-day accounting and financial function of the Company. Her responsibilities include: (i) supervising the accounting function at the Company’s subsidiaries; and (ii) reviewing the Company’s consolidated financial statements together with the Financial Reporting Manager before such financial statements are reviewed by the Financial Controller and the CFO.

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Education and ongoing training:

Bachelor’s degree in accounting from Central University of Finance and Economics in China. The Accounting Manager participates in the Big Four Update Training from time to time.

Professional designation:

Member of the CICPA.

Professional experience:

The Accounting Manager has been acting in her current capacity since April 2008.  Before joining the Company, she had worked as a financial analyst and financial reporting assistant in a Nasdaq-listed company for three years and as an accounting manager for one year at a company that was in the process of conducting its initial public offering in the United States at that time. During her employment with these companies, she worked on the preparation and review of consolidated financial statements in accordance with U.S. GAAP and acquired sufficient knowledge of U.S. GAAP and related SEC rules and regulations.

5. Internal Audit Manager

Responsibilities:

The Internal Audit Manager leads the Company’s internal audit function and is responsible for evaluating and testing the effectiveness of the Company’s internal control over financial reporting independently from the Company’s management team. The responsibilities of the Internal Audit Manager are to: (i) lead the internal audit department to perform the evaluation and testing of the Company’s internal control over financial reporting on an annual basis, (ii) assess the effectiveness of the design and implementation of the internal control activities, and (iii) re-perform the testing of the remediated controls implemented, if applicable.  The Internal Audit Manager reports to the audit committee on matters relating to the Company’s internal control over financial reporting, including SOX 404 compliance status, any deficiencies identified and the responses from the Company’s management regarding such deficiencies.

Education and ongoing training:

Bachelor’s degree in accounting and master’s degree in business strategy and policy from Tsinghua University in China. The Internal Audit Manager participates in the Big Four Update Training regularly and attends SOX 404 compliance and SEC reporting trainings provided by third parties from time to time.

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Professional experience:

The Internal Audit Manager has been acting in her current capacity since April 2010.  Before joining the Company, she had worked at one of the “Big Four” public accounting firms in China for more than three years as an audit associate and a senior audit associate, where she had spent more than 5,000 hours in assurance engagements of U.S.-listed companies under U.S. GAAP and/or SOX 404 compliance, including China Netcom Group Corporation (Hong Kong) Limited (which has since merged into China Unicom (Hong Kong) Limited) and Ambow Education Holding Ltd. She had also participated in trainings on U.S. GAAP and SOX 404 compliance for approximately 100 hours during that period.

6.  New Financial Reporting Manager hired in October 2011

Responsibilities:

The responsibilities of new Financial Reporting Manager are to: (i) conduct research on accounting issues under U.S. GAAP; (ii) work together with the Accounting Manager in the preparation of the Company’s consolidated financial statements and financial disclosures under U.S. GAAP and related SEC rules and regulations; (iii) review financial statements and financial disclosures prepared in accordance with U.S. GAAP and related SEC rules and regulations before they are reviewed by the Financial Controller and the CFO; (iv) provide U.S. GAAP training to the Company’s accounting and finance staff; and (v) conduct accounting research and preparation of accounting treatment memoranda relating to new or complex transactions or new U.S. GAAP guidance.

Education and ongoing training:

Bachelor’s degree in accounting from Beijing Technology & Business University in China.

Professional designation:

U.S. CPA license holder.

Professional experience:

The new Financial Reporting Manager joined the Company in October 2011.  Before joining the Company, she had worked in two of the “Big Four” public accounting firms as an audit associate and a senior accountant for five years, during which time she had participated in or led assurance engagements of U.S.-listed companies, spending over 1200 hours in the aggregate on such matters. She also received 40 hours of training in U.S. GAAP and SOX 404 compliance, and has good understanding of U.S. GAAP and SEC financial reporting rules and regulations.

Mr. Stephen Krikorian	16

7. Other Members of the Accounting and Finance Team:

Almost all of the Company’s accounting and finance team members hold a bachelor’s degree or above in accounting, finance or economics, which provide them with a foundation to develop their knowledge in U.S. GAAP. The Financial Controller also distributes the training materials from the Big Four Update Training to team members and requires them to self-study these materials.

All of the staff referenced above are involved in the financial reporting process and the evaluation of the effectiveness of the Company’s internal control over financial reporting. The Company believes that its accounting and finance team has the requisite experience and training to prepare the Company’s financial statements and therefore does not believe that it needs, and did not retain, any accounting firm or other organization to help prepare its financial statements.

The Company respectfully advises the Staff that the Company engaged an independent consulting firm from October 2007 to April 2009 to help evaluate and strengthen its internal control over financial reporting and help prepare for the readiness of its internal control over financial reporting, which was subject to attestation by the Company’s registered independent public accounting firm for the first time in the fiscal year ended December 31, 2008. The independent consulting firm assigned professionals with solid knowledge and experience in internal control over financial reporting and contributed significantly to the enhancement of the Company’s internal control over financial reporting. With the assistance of the independent consulting firm over the above referenced period, the Company believes that it has built the necessary platform for establishing and implementing effective internal control over financial reporting using the Company’s existing internal resources.  The Company is confident that it has maintained an effective framework for its internal control as the Company has built up its internal resources to handle such matters on its own.

o	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

▪	the name and address of the accounting firm or organization;

▪	the qualifications of their employees who perform the services for your company;

▪	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

▪	how many hours they spent last year performing these services for you; and

▪
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Mr. Stephen Krikorian	17

The Company respectfully advises the Staff that the Company did not retain any accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

o
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

▪	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

▪	how many hours they spent last year performing these services for you; and

▪
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company respectfully advises the Staff that the Company did not retain individuals who are not the Company’s employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

•
Since you identify an audit committee financial expert in your filing, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

The Company respectfully advises the Staff that the Company’s audit committee is composed of three independent directors: Dr. Songzuo Xiang, Mr. Jianyue Pan and Dr. Chaoyang Xia. The board of directors of the Company has determined that Dr. Xiang qualifies as an audit committee financial expert, as such term is defined under Item 16A of Form 20-F. A brief description of Dr. Xiang’s relevant qualifications and background is set forth below:

•
Dr. Xiang has been an independent director of the Company since September 2008. He is the editor-in-chief of the Global Business & Finance magazine, a Chinese business publication sponsored by the Development Research Center of the State Council. Dr. Xiang is currently a director of Nasdaq-listed AirMedia Group Inc. He was a director of Nasdaq-listed Hurray! Solutions Ltd. from 2000 to 2009 and its chief executive officer from March to October 2009, respectively, and had performed reviews of financial statements prepared in accordance with the U.S. GAAP as well as annual reports on Form 20-F. From 1995 to 1998, Dr. Xiang served as the deputy director of the Fund Planning Department at the Shenzhen branch office of the People’s Bank of China. Dr. Xiang received his master’s degree in international affairs from Columbia University in 2000, his doctorate degree in economics in 1993 and his master’s degree in economics in 1990 from Renmin University in China, and his bachelor’s degree in mechanical engineering from Huazhong University of Science and Technology in China in 1986.  He was a visiting scholar at Cambridge University from October 1998 to June 1999.

Mr. Stephen Krikorian	18

Notes to Consolidated Financial Statements
Note 1. Organization and Principal Activities
VIE contractual arrangements, page F-7

3.
Please tell us the duration of each contract and their remaining term. Explain how contracts renew (i.e., whether the operating company’s approval of the contracts are required). Describe if and how the operating company can terminate the contract (e.g., payment of a contract termination fee or ability to opt-out upon expiration of the contract). Revise future filings to disclose these terms.

The Company has summarized below the term as well as renewal and termination provisions of each of the agreements that Beijing Super TV Co., Ltd. (“Super TV”) entered into with: (i) N-S Digital TV, the operating company; or (ii) the shareholders of N-S Digital TV that are currently in effect.

•
Technical Support and Related Services Agreement:  This agreement was entered into on June 7, 2004 and has a term of 15 years.  The agreement may be renewed one month before its expiration with the consent of both Super TV and N-S Digital TV.  N-S Digital TV has confirmed to Super TV that it will agree to renew for a term if requested and to be determined by Super TV.  The agreement may be terminated early upon mutual consent of both parties, or by a party due to the other party’s: (i) breach of contract; or (ii) failure to perform its obligations under the agreement due to a force majeure event.

•
Technology License Agreement: This agreement was entered into on June 7, 2004 and has a term of ten years.  The agreement may be renewed three months prior to its expiration with the consent of Super TV and the operating company.  N-S Digital TV has confirmed to Super TV that it will agree to renew for a term if requested and to be determined by Super TV.  The agreement may be terminated early upon mutual consent of both parties, or by a party due to the other party’s: (i) breach of contract; (ii) bankruptcy or liquidation; (iii) termination of operations; or (iv) failure to perform its obligations under the agreement due to a force majeure event.

•
Technology Development Agreement: This agreement was entered into on June 7, 2004 and has a term of ten years.  The agreement may be renewed with the consent of Super TV and N-S Digital TV.  N-S Digital TV has confirmed to Super TV that it will agree to renew for a term if requested and to be determined by Super TV.  The agreement may only be terminated early upon mutual consent of both parties.

Mr. Stephen Krikorian	19

•
Products and Software Purchase Agreement: This agreement was entered into on June 7, 2004 and has a term of 15 years.  The agreement may be renewed with the consent of Super TV and N-S Digital TV.  N-S Digital TV has confirmed to Super TV that it will agree to renew for a term if requested and to be determined by Super TV.  The agreement may only be terminated early upon mutual consent of both parties.

•
Equity Transfer Option Agreement: This agreement was entered into on June 7, 2004 and does not have a specific expiration date and will remain in effect until the date when: (i) 100% of N-S Digital TV’s equity interest is transferred to Super TV or any third party designated by Super TV; or (ii) both Super TV and N-S Digital TV agree in writing to terminate the agreement.  The agreement may be renewed at the option of Super TV for a term to be determined by Super TV.  The agreement may only be terminated early upon mutual written consent of both parties.

•
Business Operating Agreement: This agreement was entered into on September 1, 2005 and has a term of ten years.  The agreement may be renewed at the option of Super TV for a term to be determined by Super TV.  N-S Digital TV may not unilaterally terminate the agreement, whereas Super TV may terminate the agreement at any time by sending a written notice 30 days in advance to the other parties of the agreement.

•
Loan Agreements: On November 24, 2008, Super TV and each of Mr. Lei Zhang and Mr. Shizhou Shen entered into a loan agreement, each of which has a term of ten years.  Each of these agreements may be renewed with the mutual consent of the respective parties and may be terminated on the date when the parties have fulfilled their respective obligations under the agreement.  In addition, on July 11, 2011, Super TV and each of Mr. Lei Zhang, Mr. Tianxing Wang and Mr. Wenjun Wang entered into a loan agreement, which has a term of ten years.  Each of these loan agreements may be renewed with the mutual consent of the parties and may be terminated on the date when the parties have fulfilled their respective obligations under the agreement.

•
Share Pledge Agreements: On July 11, 2011, Super TV and each of Mr. Lei Zhang and Mr. Shizhou Shen entered into a share pledge agreement, which replaced the prior share pledge agreement between the parties dated November 24, 2008. In addition, on July 11, 2011, Super TV and each of Mr. Tianxing Wang and Wenjun Wang entered into a share pledge agreement. The duration of each of these share pledge agreements is the same as that of the corresponding loan agreements.  Each of the share pledge agreements may be terminated after the loans under the corresponding loan agreements are fully paid and the pledgor has been discharged from all of its obligations under the corresponding loan agreement.

Mr. Stephen Krikorian	20

•
Power of Attorney: Each of the shareholders of N-S Digital TV executed an irrevocable power of attorney on July 11, 2011.  The powers of attorney dated November 24, 2008 that were previously executed by Mr. Shizhou Shen and Mr. Lei Zhang, respectively, and the power of attorney dated June 20, 2008 that was previously executed by Mr. Junming Wu, were terminated on July 11, 2011.  Each new power of attorney has a term of ten years, subject to earlier termination in the event of termination of the loan agreement between Super TV and each of the shareholders of N-S Digital TV described above.  Each power of attorney may be automatically renewed in the case of an extension of the term of relevant loan agreement.  N-S Digital TV is not entitled to terminate the powers of attorney executed by each of its shareholders.

In response to the Staff’s comment, the Company will include disclosure of the above terms of the agreements between Super TV and (i) N-S Digital TV; or (ii) the shareholders of N-S Digital TV, in its future annual reports on Form 20-F.

Note 2. Summary of Significant Accounting Policies
(g) Concentration of credit risk, page F-14

4.
We note you disclose that management believes that the financial institutions that hold the company’s cash have high-credit ratings and quality. Please explain how management made this determination. Consider whether further disclosures are necessary such as whether there are governmental regulations that protect such cash balances.

The Company respectfully advises the Staff that the Company takes into account a number of factors, including the industry ranking, credit rating and capital adequacy, in determining the creditworthiness and quality of the financial institutions in the PRC with which it has placed its cash and cash equivalents, restricted cash, bank deposits maturing over three months and held-to-maturity investments.  The Company’s management monitors on an ongoing basis public reports regarding the creditworthiness of these institutions, and also consults with its PRC counsel with respect to regulatory developments relating to the protection of bank deposits in the PRC.  As of June 30, 2011, over 90% of the Company’s deposits were placed with four leading commercial banks in the PRC, namely, Bank of Beijing, China Merchants Bank, China Guangfa Bank and China CITIC Bank.

Bank of Beijing is listed on the Shanghai Stock Exchange.  It was ranked among the top 200 in the Top 1000 World Banks ranked by Tier 1 capital (“Tier 1 Capital”, which is based on the definition of Tier 1 capital as set out by the Bank for International Settlements in Basel, Switzerland) by The Bankers (“The Bankers”), a leading industry publication owned by The Financial Times Ltd., which also owns Financial Times.  Bank of Beijing’s largest shareholder, ING Bank N.V., is one of the primary insurance and banking subsidiaries of ING Groep N.V., and Bank of Beijing’s second largest shareholder, Beijing State-Owned Assets Management Co., Ltd., is a state-owned investment company in China funded by the Beijing municipal government.

Mr. Stephen Krikorian	21

China Merchants Bank is listed on both the Shanghai Stock Exchange and the Hong Kong Stock Exchange.  It was ranked among the top 100 in the Top 1000 World Banks ranked by Tier 1 Capital by The Bankers.  Its largest shareholder, China Merchants Group Limited, is one of China’s leading state-owned conglomerates under the direct supervision of the State-Owned Assets Supervision and Administration Commission of the State Council of the PRC, with affiliates engaged in a wide range of businesses, including transportation, financial services and property development.

China Guangfa Bank is one of the first commercial banks established in China and has leading small-and-medium enterprises and credit card businesses in China. Its four largest shareholders, each holding 20% of its share capital, are: (i) Citigroup Inc.; (ii) China Life Insurance Co., Ltd., a leading state-owned life insurance company in China listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange; (iii) Yingda International Holdings Corporation, Ltd., a state-owned company engaged in banking, insurance, securities and assets management businesses in China and a wholly-owned subsidiary of State Grid Corporation of China, which is a leading state-owned utilities company in China; and (iv) CITIC Trust Co., Ltd., a wholly-owned subsidiary of CITIC Group, which is one of China’s leading state-owned conglomerates under the direct supervision of the State Council of the PRC, with affiliates engaged in a wide range of businesses, including financial services, energy, property development and manufacturing.

China CITIC Bank is listed on both the Shanghai Stock Exchange and the Hong Kong Stock Exchange.  It was ranked among the top 100 in the Top 1000 World Banks ranked by Tier 1 Capital by The Bankers.  China CITIC Bank is majority-owned by CITIC Group.

The Company has never encountered any difficulties in withdrawing any bank deposits or otherwise transferring funds through the PRC banking system, and believes that there is no material risk associated with having the Company’s bank accounts located in the PRC.  King & Wood, PRC counsel to the Company, has advised the Company that, unlike certain other jurisdictions, the applicable PRC laws do not require that bank provide deposit insurance or similar protections to depositors in China.

(m) Revenue recognition, page F-16

5.
We note from your discussion of operating activities on page 62 that you awarded major customers more favorable credit terms during 2008 and 2009. Describe the nature of the credit terms extended to these customers. Explain the impact on revenue recognition and your ability to meet the fixed or determinable fee and collectability criteria for these types of arrangements. Tell us what consideration you gave to disclosing your related policy. In addition, consider including a discussion of the judgments involved within Critical Accounting Policies.

Mr. Stephen Krikorian	22

The Company respectfully advises the Staff that the Company provided favorable credit terms to its major customers, which permitted such customers to make payments after the products have been received or services have been provided. Prior to 2008, these customers were required to make payments in advance when the sales contracts or purchase orders were signed or placed.  The Company typically requires its customers to pay upfront a certain proportion of the total contract price or order value.

The favorable credit terms allowed major customers of the Company to make payment after receipt of the products or services, and do not change the fact that the contract price is fixed or determinable.  In addition, the Company has not historically experienced any material credit loss related to these customers.  As a result, the Company believes that the collection of the resulting receivables remains assured, and the collectability criterion of revenue recognition is met for these types of arrangements.  Consequently, the Company believes that disclosures of such credit terms or the Company’s judgment involved in the Critical Accounting Policies section of the 2010 Form 20-F is not necessary.

Note 17. Income Taxes, page F-39

6.
We note your disclosure of the impact on earnings per share if N-S Digital TV and Super TV were not in a tax holiday. Explain to us why net income per share would increase if income tax expense was higher.

The Company respectfully advises the Staff that the word “increase” used in “Increase in net income per share-basic” and “Increase in net income per share-diluted” on page F-41 is a typographical error and that the correct word that should have been used is “decrease”. The Company will correct this typographical error in its annual report on Form 20-F for the fiscal year ending December 31, 2011.

7.
Tell us what consideration you gave to including disclosures related to your accounting for uncertainty in income taxes. Refer to ASC 740-10-50-15, 50-15A and 50-19. To the extent material, also tell us what consideration you gave to the inclusion of unrecognized tax benefits in your table of contractual obligations on page 64. Refer to Discussion Document D of the SEC Regulations Committee Meeting on April 17, 2007.

The Company respectfully advises the Staff that, as disclosed in the Summary of Significant Accounting Policies on page F-22, since the Company’s adoption of the Interpretation 48 of Financial Accounting Standard 109 issued by the Financial Accounting Standards Board, the Company has not had any significant liabilities or any interests or penalties associated with unrecognized tax benefits. As a result, the Company believes that the disclosure under ASC 740-10-50-15, 50-15A and 50-19 is not material.

In addition, the Company respectfully advises the Staff that the Company has considered Discussion Document D of the SEC Regulations Committee Meeting on April 17, 2007 in determining whether there are any potential liabilities related to unrecognized tax benefits to be included in the table of contractual obligations on page 64 of the 2010 Form 20-F, and has concluded that the Company did not have such liabilities. Therefore, the Company believes that no such disclosure is required to be included in the table of contractual obligations on page 64.

Mr. Stephen Krikorian

*    *    *   *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time.  Please feel free to contact the undersigned (tel: +8610-6297-9780; fax: +8610-8299-9343; email: lzw@novel-supertv.com), or William Y. Chua of Sullivan & Cromwell LLP (tel: +852-2826-8632; fax: +852-2826-1773; email: chuaw@sullcrom.com), with any questions you may have.

Very truly yours,

/s/ Zhenwen Liang
Zhenwen Liang
Chief Financial Officer

cc:	Ms. Melissa Walsh
(Securities and Exchange Commission)

Mr. Jianhua Zhu
(China Digital TV Holding Co., Ltd.)

Mr. William Y. Chua
(Sullivan & Cromwell LLP)

Mr. Juiling Shi
(Deloitte Touche Tohmatsu CPA Ltd.)